Exhibit 99.1

NEWS RELEASE

Endeavour Silver Delivers 8th Consecutive Year of Production Growth in 2012;
Silver Production Up 20% to 4,485,426 oz, Gold Output up 77% to 38,687 oz

Sets New Quarterly Production Record in 4th Quarter, 2012;
Receives Government Award for Health Programs at Guanacevi

Conference Call at 10 am PST (1 pm EST) on January 15, 2013
_______________________________________________________________________________

Vancouver, Canada – January 14, 2013 - Endeavour Silver Corp. (TSX:EDR) (NYSE:EXK) (FRANKFURT:EJD) announces that production rose for the 8th consecutive year in 2012.  Consolidated silver and gold production from the Company’s three operating silver mines in Mexico, the Guanacevi Mine in Durango State and the Bolanitos and newly acquired El Cubo Mines in Guanajuato State, established new records for both annual and quarterly production at the end of the Fourth Quarter, 2012.

Silver production rose 20% to 4,485,426 ounces (oz) silver and gold output was up 77% to 38,687 oz compared to 2011.  Silver equivalent production escalated 33% to 6.4 million oz (50: 1 silver: gold ratio).  As a result, Endeavour was 2% below its 4.6 million oz silver production guidance and 1% above its 38,000 oz gold production guidance for the year.

Annual revenues were up 63% to US$208.1 million and Fourth Quarter, 2012 revenues were up 281% to US$66.7 million due to higher metal production and sales plus higher gold prices, offset by lower silver prices in 2012.  In the 4th Quarter, 2012, silver production rose 10% to 1,235,026 oz and gold production was up 83% to 12,917 oz compared to the 4th Quarter, 2011.

Bradford Cooke, CEO of Endeavour Silver, commented, “Our operations team delivered another solid year of growth in 2012.  Both the 20% expansion program to 1200 tpd at Guanacevi and the 60% expansion program to 1600 tpd at Bolanitos were completed on time and budget.  We were also honoured to become the first mining company awarded a Certificate of Health from the Durango State Secretary of Health thanks to the success of our employee and community health programs at Guanacevi.”

“In Q3, Endeavour acquired the El Cubo mine and initiated a 12 month capital rebuilding program of the mine, plant and surface infrastructure and a 2 year operational turn-around program, both of which were showing positive results by year-end.  This year is shaping up to be another good year of growth for the Company with the initial focus on El Cubo.  We anticipate releasing our 2013 outlook and production guidance before the end of January.”

Production Highlights for 2012 (Compared to 2011)

•	Silver production increased 20% to 4,485,426 oz
•	Gold production rose 77% to 38,687 oz
•	Silver and equivalents production escalated 33% to 6.4 million oz (at a 50:1 silver: gold ratio)
•	Revenues jumped 63% to US$208.1 million
•	Realized silver price was down 13% to US$30.99 per oz sold
•	Realized gold price was up 7% to US$1,674 per oz sold
•	Bullion inventory held at December 31, 2012 totalled 250,382 oz silver and 2,712 oz gold compared to 812,104 oz Ag and 3,043 oz Au
•	Concentrate inventory as of December 31, 2012 totalled 361,579 oz silver and 6,241 oz gold compared to 168,006 oz Ag and 2,351 oz Au

Production Highlights for Fourth Quarter, 2012 (Compared to Fourth Quarter, 2011)

•	Silver production up 10% to 1,235,026 oz
•	Gold production up 83% to 12,917 oz
•	Silver and equivalents production up 28% to 1.9 million oz (at a 50:1 silver: gold ratio)
•	Revenues up 281% to US$66.7 million (Q4, 2011 revenues were low due to stockpile strategy)
•	Realized silver price up 21% to US$32.87 per oz sold
•	Realized gold price up 4% to US$1,725 per oz sold

In Q4, 2011, Endeavour stockpiled much of the quarterly silver and gold production as bullion inventory rather than selling it because of the lower metal prices at that time.  A significant portion of the bullion inventory was sold during 2012 at comparatively higher prices to fund the Company’s growth initiatives.  By Q4, 2012, the mine expansion at Bolanitos to 1600 tonnes per day (tpd) was completed which resulted in an increase of silver and gold in concentrate inventory at the end of the year.

Production Table for 2012

Mine	Tonnes Produced	Tonnes per day		Grade Ag gpt	Grade Au gpt	Recovery Ag %	Recovery Au %	Silver Oz	Gold Oz
Guanacevi	418,277	1,143		249	0.76	74.6	76.1	2,513,795	7,874
Bolanitos	476,687	1,302		148	2.19	73.7	77.6	1,667,277	25,920
El Cubo	170,725	998	*	94	1.42	58.9	60.3	304,403	4,700
Consolidated	1,065,689	2,911		179	1.48	73.2	76.5	4,485,426	38,687
* El Cubo was acquired on July 13th and operated for 171 days in 2012.

Production Table for Fourth Quarter, 2012

Mine	Tonnes Produced	Tonnes per day	Grade Ag g/t	Grade Au g/t	Recovery Ag %	Recovery Au %	Silver Oz	Gold Oz
Guanacevi	110,763	1,204	215	0.69	67.8	44.3	519,059	1,088
Guanajuato	161,841	1,759	140	2.20	72.2	77.6	517,823	8,660
El Cubo	90,175	980	96	1.42	71.2	72.3	198,143	2,976
Consolidated	362,779	3,943	151	1.55	70.1	71.7	1,235,026	12,917

During the 4th Quarter, the Company discovered discrepancies in its metallurgical balance and Bolanitos concentrate stockpile at the Guanacevi plant.  An internal review found a measurement discrepancy in the system feeding Bolanitos concentrates into the Guanacevi leach plant. As a result, Endeavour estimates that about 227 more tonnes of concentrate were processed during the year than reported, which led to an extra 62,500 oz silver and 1,100 oz gold being credited as Guanacevi production.  The above average recoveries for gold and silver reported for Guanacevi in the first three quarters of 2012 were therefore overstated.

Endeavour adjusted its 4th Quarter silver and gold recoveries at Guanacevi to accommodate the discrepancy, and the measurement problem in the feed system has been rectified.  The Company has also engaged an external engineering firm to review the concentrate measurement and feed systems and metallurgical balances to ensure procedures are appropriately designed to prevent further discrepancies.

Endeavour closed the acquisition of the El Cubo mine on July 13, 2012 and all ore in process at the Las Torres and El Cubo plants prior to that day was attributed to Aurico Gold.  Since the residence time in the two plants is approximately 3 weeks, the first silver and gold production by Endeavour did not report to dore bars until August.  Therefore, the reported metal recoveries for El Cubo are lower than actual because of the three weeks taken to reload the plants with ore.

El Cubo Capital Projects Update

Mine Capex Highlights 2012:

•	Underground development - 10,021 m completed
•	Underground drilling - 8005 m completed in 68 holes
•	New equipment delivered – 2 scoop trams, 5 mine tractors, 7 submersible pumps, 5 trucks, compressor tanks, ventilation fans, communications, computer, laboratory and security equipment
•	Used equipment refurbished - 1 scoop tram, 3 scoop tram motors, electrical substation
•	Mine projects – 2 ventilation shafts completed

Plant and Surface Capex Highlights 2012:

•	Project currently about 20% complete, on time and budget
•	Demolition of parts of old plant and surface infrastructure 100% complete
•	Engineering and design drawings for plant and infrastructure rebuild issued, 36% complete
•	Earth works 70% complete, civil works 40% complete
•	Form, steel and concrete work for new plant circuit foundations well underway
•	Construction of new buildings including warehouse, administration, security, maintenance, change house, lab storage well underway, 16% complete
•	Power supply 50% complete, tailings dam 30% complete
•	Used ball mill procured, shipped and currently being refurbished on site
•	Refurbishment of existing two small ball mills now underway
•	Fabrication of ore bins, float cells and solution tanks now underway on schedule

Endeavour Receives Government Award for Health Programs at Guanacevi

Endeavour Silver Corp. is also pleased to announce that it is the first mining company to be awarded a Certificate of Health from the Durango State Secretary of Health thanks to the success of  At a ceremony at the Guanacevi Mine on November 28, 2012, Endeavour was recognized for creating an environment of employee health, for meeting or exceeding the Durango State Health Department guidelines for health promotion, and for the success of its preventative health programs in improving the quality of life for both its employees and citizens in the local community.

Presenting the Award to Jesus Ordorica, Endeavour’s Manager of Human Resources at Guanacevi, were representatives from the Durango state government, including the Director for the Promotion of Health, the Sub-Director for the Supervision of Health and the Chief of the Health Jurisdiction.  Endeavour was also recognized by representatives from the town of Guanacevi, including the President of the Municipality and the Director of the DIF in the Municipality of Guanacevi.

David Howe, Vice President of Operations for Endeavour, commented, “We are proud to be the first mining company to receive this health award from the State of Durango.  For several years, Endeavour has been pro-active in developing and promoting programs of preventative health for both employees and local citizens at Guanacevi.  Our health programs include lifestyle counseling, vaccination campaigns and the prevention and early detection of cancers, tuberculosis, diabetes, hypertension, hypercholesterolemia and other diseases.”

“Endeavour helps renovate and staff health clinics, transport patients, sponsor vision campaigns, provide spectacles, dental treatment, first-aid help and medical consultancy for the community. Endeavour has brought medical doctors and nurses into the community and worked with the State Health Department to improve community health.  Endeavour’s mission is not only to enhance shareholder value but also to improve the quality of life for all our stakeholders, employees and the communities where we operate.”

Conference Call

A conference call to discuss these results will be held at 10 am PST (1 pm EST) on January 15, 2013. To participate in the conference call, please dial the following:

•   1-800-319-4610 Canada and USA (Toll-free)
•   604-638-5340 Vancouver
•   1-604-638-5340 Outside of Canada & USA
•   No passcode is necessary

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada & USA (Toll-free) or 1- 604-638-9010 outside of Canada and USA. The required pass code is 4890 followed by the # sign.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
CEO and Director

About Endeavour Silver Corp. - Endeavour Silver is a premier mid-tier silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted eight consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour's three operating silver mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become the next premier senior silver mining company.

Contact Information - For more information, please contact:
Lana McCray, Corporate Communications Co-Ordinator
Toll free: (877) 685-9775
Tel: (604) 685-9775
Fax: (604) 685-9744
Email: lmccray@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2013, including revenue, cash cost and capital cost forecasts, silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); fluctuations in the price of consumed commodities, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, reliability of calculation of mineral reserves and resources and precious metal recoveries, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, global market events and conditions and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.